Subject to Completion Preliminary Term Sheet dated February 1, 2016	Filed Pursuant to Rule 433
Registration Statement No. 333-200089
(To Prospectus dated December 1, 2014,
Prospectus Supplement dated December 1, 2014 and
Product Prospectus Supplement STEPS-1 dated July 31, 2015)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	February , 2016 February , 2016 February , 2017
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation

•         Maturity of approximately one year and two weeks

•         Interest payable quarterly at the rate of 6% per year

•         A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 106% of the Starting Value

•         1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk

•         All payments on the notes subject to the credit risk of The Bank of Nova Scotia

•         Limited secondary market liquidity, with no exchange listing

•         The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction

The notes are being issued by The Bank of Nova Scotia (“BNS”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-6 of product prospectus supplement STEPS-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.38 and $9.89 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-11 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the U.S. Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)(2)(3)	$ 10.000	$
Underwriting discount(2)(3)	$ 0.175	$
Proceeds, before expenses, to BNS	$ 9.825	$

(1)	Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.
(2)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.
(3)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.825 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

February      , 2016

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

Summary

The STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February    , 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the FDIC, and are not, either directly or indirectly, an obligation of any third party. The notes will rank equally with all of our other unsecured senior debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BNS. The notes provide quarterly interest payments. Additionally, if the Ending Value of the Underlying Stock, which is the common stock of General Dynamics Corporation, is at or above the Step Level, the notes will also provide a payment of [$0.10 to $0.50] per unit at maturity. If the Ending Value is less than the Step Level, the Redemption Amount will not be greater than your principal amount. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the principal amount of your notes, and may be as low as zero. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stock, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Step Payment) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This range of estimated values was determined by reference to our internal pricing models, which take into consideration certain factors, such as our internal funding rate on the pricing date and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-11.

Terms of the Notes		Redemption Amount Determination
Issuer:	The Bank of Nova Scotia (“BNS”)	In addition to interest payable, on the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10 per unit
Term:	Approximately one year and two weeks
Underlying Stock:	Common stock of General Dynamics Corporation (the “Underlying Company”) (NYSE symbol: GD)
Starting Value:	The Volume Weighted Average Price on the pricing date.
Volume Weighted Average Price:	The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges.
Ending Value:	The Closing Market Price of the Underlying Stock on the valuation date, multiplied by the Price Multiplier on that day. The valuation date is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product prospectus supplement STEPS-1.
Valuation Date:	Approximately the fifth scheduled trading day immediately prior to the maturity date.
Interest Rate:	6% per year
Interest Payment Dates:	May , 2016, August , 2016, November , 2016 and February , 2017
Step Payment:	[$0.10 to $0.50] per unit, which represents a return of [1% to 5%] of the principal amount. The actual Step Payment will be determined on the pricing date.
Step Level:	106% of the Starting Value, rounded to two decimal places.
Threshold Value:	100% of the Starting Value.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock described beginning on page PS-22 of product prospectus supplement STEPS-1.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-11.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

STEP Income Securities®	TS-2

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product prospectus supplement STEPS-1 dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/9631/000089109215006748/e65343_424b5.htm
▪	Prospectus supplement dated December 1, 2014: http://www/sec/gov/Archives/edgar/data/9631/000089109214008993/e61583-424b3.htm
▪	Prospectus dated December 1, 2014: http://www.sec.gov/Archives/edgar/data/9631/000089109214008992/e61582_424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product prospectus supplement STEPS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BNS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪      You anticipate that the Ending Value will be greater than or equal to the Starting Value.

▪      You seek interest payments on your investment.

▪      You accept that the maximum return on the notes is limited to the sum of the quarterly interest payments and the Step Payment, if any.

▪      You accept that your investment may result in a loss, which could be significant, if the Ending Value is below the Starting Value.

▪      You are willing to forgo dividends or other benefits of owning shares of the Underlying Stock.

▪      You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪      You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪      You anticipate that the Ending Value will be less than the Starting Value.

▪      You anticipate that the price of the Underlying Stock will increase substantially and do not want a payment at maturity that is limited to the Step Payment.

▪      You seek principal repayment or preservation of capital.

▪      In addition to interest payments, you seek an additional guaranteed return above the principal amount.

▪      You seek to receive dividends or other distributions paid on the Underlying Stock.

▪      You seek an investment for which there will be a liquid secondary market.

▪      You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

STEP Income Securities®	TS-3

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical payments on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Level, Step Payment, and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100;
2)	a Threshold Value of 100;
3)	a Step Level of 106;
4)	a Step Payment of $0.30 per unit (the midpoint of the Step Payment range of [$0.10 to $0.50] per unit);
5)	an expected term of the notes of approximately one year and two weeks; and
6)	the interest rate of 6% per year.

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Underlying Stock. For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. In addition, all payments on the notes are subject to issuer credit risk.

Example 1

The Ending Value is 115 (115% of the Starting Value)

The Ending Value is greater than the Step Level. Consequently, in addition to the quarterly interest payments, you will receive on the maturity date the principal amount of your notes plus the Step Payment of $0.30 per unit. The Redemption Amount per unit on the maturity date will therefore be equal to $10.30 per unit ($10.00 plus the Step Payment of $0.30 per unit).

Example 2

The Ending Value is 105 (105% of the Starting Value)

The Ending Value is greater than the Starting Value and the Threshold Value but below the Step Level. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date. The Redemption Amount per unit on the maturity date will therefore be equal to $10.00.

Example 3

The Ending Value is 70 (70% of the Starting Value)

The Ending Value is less than the Starting Value and the Threshold Value. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date, and you will participate on a 1-for-1 basis in the decrease in the price of the Underlying Stock. The Redemption Amount per unit will equal:

On the maturity date, you will receive the Redemption Amount per unit of $7.00.

STEP Income Securities®	TS-4

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

Summary of the Hypothetical Examples

	Example 1	Example 2	Example 3
	The Ending Value is greater than or equal to the Step Level	The Ending Value is less than the Step Level but greater than or equal to the Starting Value	The Ending Value is less than the Starting Value and the Threshold Value
Starting Value	100.00	100.00	100.00
Ending Value	115.00	105.00	70.00
Step Level	106.00	106.00	106.00
Threshold Value	100.00	100.00	100.00
Interest Rate (per year)	6.00%	6.00%	6.00%
Step Payment	$0.30	$0.00	$0.00
Redemption Amount per Unit	$10.30	$10.00	$7.00
Total Return of the Underlying Stock(1)	17.19%	7.19%	-27.81%
Total Return on the Notes(2)	9.15%	6.15%	-23.85%

(1)	The total return of the Underlying Stock assumes:
(a)	the percentage change in the price of the Underlying Stock from the Starting Value to the Ending Value;
(b)	a constant dividend yield of 2.14% per year; and
(c)	no transaction fees or expenses.
(2)	The total return on the notes includes interest paid on the notes and assumes an expected term of the notes of approximately one year and two weeks.

STEP Income Securities®	TS-5

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product prospectus supplement STEPS-1, page S-2 of the prospectus supplement, and page 6 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.
▪	You will not receive a Step Payment at maturity unless the Ending Value is greater than or equal to the Step Level.
▪	Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.
▪	The notes may be subject to write-off, write-down or conversion under current and proposed Canadian resolution powers.
▪	Our initial estimated value of the notes will be lower than the public offering price of the notes. Our initial estimated value of the notes is only an estimate. The public offering price of the notes will exceed our initial estimated value because it includes costs associated with selling and structuring the notes, as well as hedging our obligations under the notes with a third party, which may include MLPF&S or one of its affiliates. These costs include the underwriting discount and an expected hedging related charge, as further described in “Structuring the Notes” on page TS-11.
▪	Our initial estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value of the notes is determined by reference to our internal pricing models when the terms of the notes are set. These pricing models consider certain factors, such as our internal funding rate on the pricing date, the expected term of the notes, market conditions and other relevant factors existing at that time, and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are different from our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any of our assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, the performance of the Underlying Stock, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Our initial estimated value does not represent a minimum price at which we or any agents would be willing to buy your notes in any secondary market (if any exists) at any time.
▪	Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. The internal funding rate used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If we were to use the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for the notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and the price at which you may be able to sell the notes in any secondary market.
▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.
▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Underlying Stock) and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
▪	The Underlying Company will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.
▪	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
▪	While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Company, we, MLPF&S and our respective affiliates do not control the Underlying Company, and have not verified any disclosure made by the Underlying Company.

STEP Income Securities®	TS-6

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017
▪	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock. See “Description of the Notes—Anti-Dilution Adjustments” beginning on page PS-22 of product prospectus supplement STEPS-1.
▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.
▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “Supplemental Discussion of U.S. Federal Income Tax Consequences” beginning on page PS-32 of product prospectus supplement STEPS-1.
▪	The conclusion that no portion of the interest paid or credited or deemed to be paid or credited on a note will be “Participating Debt Interest” subject to Canadian withholding tax is based in part on the current published administrative position of the CRA. There cannot be any assurance that CRA’s current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of Participating Debt Interest subject to Canadian withholding tax. If, at any time, the interest paid or credited or deemed to be paid or credited on a note is subject to Canadian withholding tax, you will receive an amount that is less than the Redemption Amount. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Summary of Canadian Federal Income Tax Consequences” below, “Canadian Taxation—Debt Securities” on page 38 of the prospectus dated December 1, 2014, and “Supplemental Discussion of Canadian Federal Income Tax Consequences” on page PS-31 of product prospectus supplement STEPS-1.

STEP Income Securities®	TS-7

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

The Underlying Stock

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. General Dynamics Corporation is a diversified defense company. The company offers a portfolio of products and services in business aviation; combat vehicles, weapons systems and munitions; shipbuilding design and construction; and information systems, technologies and services.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to SEC CIK number 0000040533.

This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on the New York Stock Exchange under the symbol “GD.”

STEP Income Securities®	TS-8

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2008 through January 27, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

	High ($)	Low ($)
2008
First Quarter	88.93	78.85
Second Quarter	94.60	82.90
Third Quarter	94.25	71.40
Fourth Quarter	72.00	48.54
2009
First Quarter	61.23	36.31
Second Quarter	60.46	42.19
Third Quarter	64.61	51.54
Fourth Quarter	70.66	62.55
2010
First Quarter	78.48	66.35
Second Quarter	78.67	58.56
Third Quarter	64.32	55.87
Fourth Quarter	71.10	61.75
2011
First Quarter	78.11	69.97
Second Quarter	77.42	69.37
Third Quarter	75.81	55.87
Fourth Quarter	66.92	55.67
2012
First Quarter	73.91	67.40
Second Quarter	74.09	61.96
Third Quarter	67.20	61.99
Fourth Quarter	70.40	62.13
2013
First Quarter	71.86	64.57
Second Quarter	79.12	65.99
Third Quarter	89.65	78.07
Fourth Quarter	95.55	84.28
2014
First Quarter	112.66	94.46
Second Quarter	120.89	104.99
Third Quarter	129.45	114.39
Fourth Quarter	145.36	117.85
2015
First Quarter	142.24	132.19
Second Quarter	145.99	131.27
Third Quarter	153.28	135.11
Fourth Quarter	150.78	136.71
2016
First Quarter (through January 27, 2016)	136.64	124.18

This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.

STEP Income Securities®	TS-9

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BNS or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;
•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above;
•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

STEP Income Securities®	TS-10

STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the interest payments on the notes and the Redemption Amount, will be calculated based on the $10 principal amount per unit. The Redemption Amount will depend on the performance of the Underlying Stock. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-17 of product prospectus supplement STEPS-1.

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STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

Summary of Canadian Federal Income Tax Consequences

In the opinion of Osler, Hoskin & Harcourt LLP, Canadian tax counsel to BNS, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, the notes, including entitlement to all payments thereunder, pursuant to this initial offering by BNS made in connection with the original issuance of the notes and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with BNS and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes, does not use or hold the notes in a business carried on in Canada, and is not a “specified non-resident shareholder” of BNS for purposes of the Act or a non-resident person not dealing at arm’s length with a “specified shareholder” (as defined in subsection 18(5) of the Act) of BNS (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurances can be given that the Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account any changes in law or administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom BNS does not deal at arm’s length, within the meaning of the Act.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors with regard to their own particular circumstances.

Based in part on the published administrative position of the CRA, no portion of the interest paid or credited or deemed for purposes of the Act to be paid or credited on a note (including any amount paid at maturity in excess of the principal amount and interest deemed to be paid on the note in certain cases involving the assignment, deemed assignment or other transfer of a note to BNS or any other resident or deemed resident of Canada) to a Non-Resident Holder will be subject to Canadian non-resident withholding tax.

No other Canadian federal taxes on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

Summary of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our special tax counsel, Allen & Overy LLP, which is based on current market conditions, it would be reasonable to treat the notes as income-bearing pre-paid cash-settled derivative contracts for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, although the U.S. federal income tax treatment of the stated periodic interest payments on the notes is uncertain, we intend to take the position that the stated periodic interest payments constitute taxable ordinary income to a U.S. holder at the time received or accrued in accordance with the U.S. holder's regular method of accounting. In addition, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

For a more detailed discussion of the United States federal income tax consequences with respect to your notes, you should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the discussion set forth in “United States Taxation” of the accompanying prospectus. In particular, U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement and non-U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences–Supplemental U.S. Tax Considerations–Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under "—Treasury Regulations Requiring Disclosure of Reportable Transactions,” “—Information With Respect to Foreign Financial Assets” and “—Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

Because other characterizations and treatments are possible the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully review the discussion set forth in “Alternative Treatments” in the product prospectus supplement for the possible tax consequences of different characterizations or treatment of your notes for U.S. federal income tax purposes. It is possible, for example, that the Internal Revenue Service (“IRS”) might treat the notes as a single debt instrument subject to the special tax rules governing contingent payment debt instruments.

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STEP Income Securities® Linked to the Common Stock of General Dynamics Corporation, due February , 2017

The IRS has also issued a notice that may affect the taxation of the notes. According to IRS Notice 2008-2, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue ordinary income currently and this could be applied on a retroactive basis. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”) requires withholding (up to 30%, depending on the applicable treaty) on certain financial instruments to the extent that the payments or deemed payments on the financial instruments are contingent upon or determined by reference to actual or estimated U.S.-source dividends. Recently issued final Treasury regulations expand the scope of withholding under Section 871(m) of the Code to apply to certain equity-linked instruments issued (or significantly modified) on or after January 1, 2017. Accordingly, withholding pursuant to Section 871(m) of the Code generally is not expected to be required on the notes. If, however, withholding is required, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including "pass-thru" payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. Withholding pursuant to FATCA on such "pass-thru" payments will commence no earlier than January 1, 2019. Pursuant to final Treasury regulations and administrative guidance, this withholding tax would not be imposed on payments pursuant to obligations that are executed on or before the date that is six months after the date on which final Treasury regulations defining “foreign passthru payments” are published (and are not materially modified thereafter). Accordingly, FATCA withholding generally is not expected to be required on the notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF NOTES AND RECEIVING PAYMENTS UNDER THE NOTES.

Where You Can Find More Information

We have filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Income Market-Linked Investment or guarantee any performance.

Enhanced Income Market-Linked Investments are short- to medium-term market-linked notes that offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

“STEP Income Securities®” and “STEPS®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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